CERTIFICATE OF RESOLUTION

I do hereby certify that at a meeting of the Board of Directors of The Gold Ore Mining Company held at 10:00 A.M., Friday April 12, 1968, at which a quorum was present and voting throughout, the following resolution, upon motion made, seconded and carried, was fully adopted as the action of the Board and has not subsequently been modified or rescinded, or in any way restricted and is now in full force and effect:

RESOLVED, that this corporation accept the proposal made by the Bagdad Chase Mining Company in its letter of intent dated April 5, 1968, to acquire the assets of this corporation in exchange for 790,040 shares of Bagdad Chase, Inc.

WITNESS my hand and seal of the corporation this 23rd day of July, 1968.

Secretary